THIS IS A CONFIRMING ELECTRONIC FILE COPY ORIGINALLY FILED ON FEBRUARY 14, 1994


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*


                          Publix Super Markets, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                      None
                        -----------------------------
                                 (CUSIP Number)

Tina P. Johnson, 1936 George Jenkins Blvd., Lakeland, FL 33801 813/688-1188
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/31/93
- ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
 CUSIP No. None                                            Page 2 of 6 Pages


          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Howard M. Jenkins

          2    Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[ ]
          3    SEC Use Only



          4    Source of Funds*

               00

          5    Check Box If Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)                                [ ]

               N/A

          6    Citizenship or Place of Organization

               United States

          Number of
          Shares           7  Sole Voting Power             46,519,622
          Beneficially
          Owned By         8  Shared Voting Power
          Each
          Reporting        9  Sole Dispositive Power        14,547,482
          Person
          With             10 Shared Dispositive Power

          11   Aggregate Amount Beneficially Owned by Each Reporting Person

               46,519,622

          12   Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares*                                               [ ]

               N/A

          13   Percent of Class Represented by Amount in Row 9

               19.71%

          14   Type of Reporting Person*

               IN

                                 SCHEDULE 13D
CUSIP No. None                                              Page 3 of 6 Pages


          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Howard M. Jenkins
               Voting Trustee for the Jenkins Family Voting Trust

          2    Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]
          3    SEC Use Only



          4    Source of Funds*

               00

          5    Check Box If Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)                                [ ]

               N/A

          6    Citizenship or Place of Organization

               Florida

          Number of
          Shares           7  Sole Voting Power             45,959,445
          Beneficially
          Owned By         8  Shared Voting Power           0
          Each
          Reporting        9  Sole Dispositive Power        0
          Person
          With             10 Shared Dispositive Power      0

          11   Aggregate Amount Beneficially Owned by Each Reporting Person

               45,959,445

          12   Check Box if the Aggregate Amount in Row (9) Excludes
               Certain Shares*                                               [ ]

               N/A

          13   Percent of Class Represented by Amount in Row 11

               Approximately 19.47%

          14   Type of Reporting Person*

          Continuation of Schedule 13D                  Page 4 of 6 Pages


          This statement is the second amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 1987 (the "Initial Statement") by Howard M. Jenkins, for himself individually and in his capacity as trustee of the Jenkins Family Voting Trust with respect to the common stock, par value $1.00 per share (the "Common Stock").

          The undersigned hereby amends Items 3, 4, 5 & 7 of the initial statement by adding the following information.

          Item 3.  Source and Amount of Funds or Other Consideration

          The changes that have occurred since the filing of the initial statement and the first amendment in the total number of shares of common stock on deposit with the Jenkins Family Voting Trust are reflected in Schedule 1, attached hereto. All such changes have been in accordance with the terms of the voting trust agreement.

          In addition, Howard M. Jenkins is the Trustee of the Wesley Robinson Barnett Trust and the Trustee of the
          Nicholas Jenkins Barnett Trust which trusts own share of common stock as follows: (a) the Wesley Robinson Barnett Trust owns 17,762 shares of Common Stock; and (b) the Nicholas Jenkins Barnett Trust owns 31,052 shares of common stock. The shares of common stock on deposit in the Wesley Robinson Barnett Trust at the time of its formation and since the first amendment and changes that have occurred since those dates are reflected in
          Schedule 2, attached hereto. The shares of common stock on deposit in the Nicholas Jenkins Barnett Trust at the time of its formation and since the first amendment and changes that have occurred since those dates are reflected in Schedule 3, attached hereto.

          Item 4.  Purpose of Transaction

          The changes that have occurred since the filing of the initial statement and the first amendment in the total number of shares of common stock with the Jenkins Family Voting Trust have all been consistent with the terms of the voting trust, reflecting investment decisions by the individuals holding voting trust certificates under the voting trust.

          The changes that have occurred in the total number of shares of common stock held by the Wesley Robinson Barnett Trust reflect gifts to such trust.

          The changes that have occurred in the total number of shares of common stock held by the Nicholas Jenkins Barnett Trust reflect gifts to such trust.

          Continuation of Schedule 13D                   Page 5 of 6 Pages


          Item 5.  Interest in Securities of the Issuer

          1.  Howard M. Jenkins

              (a) 46,519,622 shares of common stock, approximately 19.71%
                  of the outstanding common stock.

              (b) Sole power to vote 45,959,445 shares (subject to
                  specific direction by persons owning a majority of the shares in the voting trust); sole power to vote 498,074 shares (owned by Mr. Jenkins individually and held directly); sole power to vote 13,289 shares (owned by the Barnett Childrens Trust); sole power to vote 17,762 shares (owned by the Wesley Robinson Barnett Trust); sole power to vote 31,052 shares (owned by the Nicholas Jenkins Barnett Trust); sole power to dispose of 14,385,379 shares; sole power to dispose of 113,289 shares (owned by the Barnett Childrens Trust); sole power to dispose 17,762 shares (owned by the Wesley Robinson Barnett Trust); sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust).

              (c) See Schedules 2 and 3.

          2. Jenkins Family Voting Trust, Howard M. Jenkins, voting trustee.

              (a) 45,959,445 shares of common stock, approximately 19.47%
                  of the outstanding common stock.

              (b) Sole power to vote over 45,959,445 shares (subject to
                  specific direction by persons owning a majority of the shares held in the voting trust); no power to dispose.

              (c) See Schedule 1.

          Item 7.  Material to be Filed as Exhibits

          Amendment to Voting Trust Agreement (effective February 26,
          1993).

          Continuation of Schedule 13D           Page 6 of 6 Pages


                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                               /s/ Howard M. Jenkins
                               ---------------------------------------------
                               Howard M. Jenkins, individually and as voting trustee of the Jenkins Family Voting Trust



          Date:  February 2, 1994

                  THIS IS A CONFIRMING ELECTRONIC FILE COPY

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                          Publix Super Markets, Inc.
       ----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
       ----------------------------------------------------------------
                        (Title of Class of Securities)


                                     None
                       ------------------------------
                                (CUSIP Number)

  Tina P. Johnson, 1936 George Jenkins Blvd., Lakeland, FL 33801  813/688-1188
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/31/92
      ----------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. None                                              Page 2 of 8 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins

2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[ ]
3        SEC Use Only



4        Source of Funds*

         00

5        Check Box If Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

         N/A

6        Citizenship or Place of Organization

         United States

Number of
Shares                       7    Sole Voting Power                 47,852,351
Beneficially
Owned By                     8    Shared Voting Power               0
Each
Reporting                    9    Sole Dispositive Power            14,543,846
Person
With                         10   Shared Dispositive Power          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         47,852,351

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]

         N/A

13       Percent of Class Represented by Amount in Row 11

         Approximately 20.12%

14       Type of Reporting Person*

         IN

                                 SCHEDULE 13D
CUSIP No. None                                             Page 3 of 8 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins
         Voting Trustee for the Jenkins Family Voting Trust

2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]
3        SEC Use Only



4        Source of Funds*

         00

5        Check Box If Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

         N/A

6        Citizenship or Place of Organization

         Florida

Number of
Shares                       7    Sole Voting Power                 47,295,810
Beneficially
Owned By                     8    Shared Voting Power               0
Each
Reporting                    9    Sole Dispositive Power            0
Person
With                         10   Shared Dispositive Power          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         47,295,810

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]

         N/A

13       Percent of Class Represented by Amount in Row 9

         Approximately 19.88%

14       Type of Reporting Person*

Continuation of Schedule 13D                      Page 4 of 8 Pages


This statement is the first amendment to a Statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 1987 (the "Initial Statement") by Howard M. Jenkins, for himself individually and in his capacity as trustee of the Jenkins Family Voting Trust with respect to the common stock, par value $1.00 per share (the "Common Stock").

The undersigned hereby amends Items 2, 3, 4, 5 and 7 of the Initial Statement by adding the following information.

Item 2.  Identity and Background

This Statement is filed on behalf of Howard M. Jenkins, individually, and Howard M. Jenkins, voting trustee of the Jenkins Family Voting Trust.

Background information for each person named above is set forth below.

1.    Howard M. Jenkins

      (a)      Howard M. Jenkins

      (b)      1936 George Jenkins Blvd., Lakeland, FL  33801

      (c)      Director and Chairman of the Board of Publix Super Markets, Inc.

      (d)      No.

      (e)      No.

      (f)      United States

2.    Jenkins Family Voting Trust, Howard M. Jenkins, voting trustee.

      (a)      Jenkins Family Voting Trust, Howard M. Jenkins, voting trustee.

      (b)      1936 George Jenkins Blvd., Lakeland, FL  33801

      (c)      Voting trust organized under the laws of the State of Florida

      (d)      No.

      (e)      No.

      (f)      N/A

Continuation of Schedule 13D                                   Page 5 of 8 Pages


Item 3.  Source and Amount of Funds or Other Consideration

The changes that have occurred since the filing of the Initial Statement in the number of shares of Common Stock on deposit with the Jenkins Family Voting Trust which represent shares owned by Howard M. Jenkins individually are reflected in Schedule 1 attached hereto. The changes that have occurred since the filing of the Initial Statement in the total number of shares of Common Stock on deposit with the Jenkins Family Voting Trust (including those owned by Howard M. Jenkins individually) are reflected in Schedule 2 attached hereto. All such changes have been in accordance with the terms of the voting trust agreement.

Howard M. Jenkins also has acquired and disposed of shares of Common Stock in his individual name since the filing of the Initial Statement, some of which simply represent shares distributed from the Jenkins Family Voting Trust. The changes that have occurred since the filing of the Initial Statement in the total number of shares of Common Stock held directly by Howard M. Jenkins in his individual name are reflected in Schedule 3 attached hereto.

In addition, Howard M. Jenkins is the Trustee of the Barnett Childrens Trust, the Trustee of the Wesley Robinson Barnett Trust and the Trustee of the Nicholas Jenkins Barnett Trust which trusts own shares of Common Stock as follows: (a) the Barnett Childrens Trust owns 113,289 shares of Common Stock (100,000 of which are held in the Jenkins Family Voting Trust); (b) the Wesley Robinson Barnett Trust owns 15,944 shares of Common Stock; and (c) the Nicholas Jenkins Barnett Trust owns 29,234 shares of Common Stock. The shares of Common Stock on deposit in the Barnett Childrens Trust at the time of its formation and the changes that have occurred since that date are reflected in Schedule 4 attached hereto. The shares of Common Stock on deposit in the Wesley Robinson Barnett Trust at the time of its formation and the changes that have occurred since that date are reflected in Schedule 5 attached hereto. The shares of Common Stock on deposit in the Nicholas Jenkins Barnett Trust at the time of its formation and changes that have occurred since that date are reflected in
Schedule 6 attached hereto.

Item 4.  Purpose of Transaction

The changes that have occurred since the filing of the Initial Statement in the number of shares of Common Stock on deposit with the Jenkins Family Voting Trust which represent shares owned by Howard M. Jenkins individually have all been for reasons of investment or to effectuate gifts and also to reflect the 5 for 1 stock split of Common Stock which was effective July 1, 1992.

Continuation of Schedule 13D                                  Page 6 of 8 Pages


The changes that have occurred since the filing of the Initial Statement in the total number of shares of Common Stock on deposit with the Jenkins Family Voting Trust (including those owned by Howard M. Jenkins individually) have all been consistent with the terms of the voting trust, reflecting investment decisions by and gifting by and to the individuals holding voting trust certificates under the voting trust and also reflect the 5 for 1 stock split of Common Stock effective July 1, 1992.

The changes that have occurred in the number of shares of Common Stock held by Howard M. Jenkins individually have been for reasons of investment or to effectuate gifts.

The changes that have occurred in the total number of shares of Common Stock held by the Barnett Childrens Trust reflect gifts to such trust and also reflect the 5 for 1 stock split of the Common Stock effective July 1, 1992.

The changes that have occurred in the total number of shares of Common Stock held by the Wesley Robinson Barnett Trust reflect gifts to such trust and also reflect the 5 for 1 stock split of the Common Stock effective July 1, 1992.

The changes that have occurred in the total number of shares of Common Stock held by the Nicholas Jenkins Barnett Trust reflect gifts to such trust and also reflect the 5 for 1 stock split of the Common Stock effective July 1, 1992.

Item 5.  Interest in Securities of the Issuer

1.    Howard M. Jenkins

      (a) 47,852,351 shares of Common Stock, approximately 20.12% of the outstanding Common Stock.

      (b) Sole power to vote 47,295,810 shares (subject to specific direction by persons owning a majority of the shares in the voting trust); sole power to vote 498,074 shares (owned by Mr. Jenkins individually and held directly); sole power to vote 13,289 shares (owned by the Barnett Childrens Trust); sole power to vote 15,944 shares (owned by the Wesley Robinson Barnett Trust); sole power to vote 29,234 shares (owned by the Nicholas Jenkins Barnett Trust); sole power to dispose of 14,385,379 shares; sole power to dispose of 113,289 shares (owned by the Barnett Childrens Trust); sole power to dispose 15,944 shares (owned by the Wesley Robinson Barnett Trust); sole power to dispose of 29,234 shares (owned by the Nicholas Jenkins Barnett Trust).

      (c)     See Schedules 1 and 3.

      (d) Howard M. Jenkins has the right to receive dividends relating to the 14,385,379 shares owned by him.

Continuation of Schedule 13D                                   Page 7 of 8 Pages


2.    Jenkins Family Voting Trust, Howard M. Jenkins, voting trustee.

      (a) 47,295,810 shares of Common Stock, approximately 19.88% of the outstanding Common Stock.

      (b) Sole power to vote over 47,295,810 shares (subject to specific direction by persons owning a majority of the shares held in the voting trust); no power to dispose.

      (c)     See Schedule 2.

      (d) The individual holders of voting trust certificates have the right to receive dividends relating to their shares that are subject to the voting trust agreement.

Item 7.  Material to be Filed as Exhibits

Acknowledgement by Howard M. Jenkins, individually, and Howard M. Jenkins, as voting trustee, as to agreement to joint filing of the Schedule 13D.

Amendment to Voting Trust Agreement (effective March 8, 1990)

Amendment to Voting Trust Agreement (effective June 14, 1991)

Amendment to Voting Trust Agreement (effective November 3, 1992)

Continuation of Schedule 13D                                 Page 8 of 8 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                  /s/ Howard M. Jenkins
                                  ---------------------------------------------
                                  Howard M. Jenkins, individually and as voting trustee of the Jenkins Family Voting Trust



Date:  February 9, 1993

                   THIS IS A CONFIRMING ELECTRONIC FILE COPY

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*


                            Publix Super Markets, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                      None
          -----------------------------------------------------------
                                 (CUSIP Number)

           Robert J. Grammig, Esq., P.O. Box 1288, Tampa, FL 33601
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                July 28, 1987
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. None                                             Page 2 of 4 Pages


1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Howard M. Jenkins   ###-##-####

2     Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[x]
3     SEC Use Only



4     Source of Funds*

      00

5     Check Box If Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

      N/A

6     Citizenship or Place of Organization

      United States

Number of
Shares                       7    Sole Voting Power                 9,030,094
Beneficially
Owned By                     8    Shared Voting Power               0
Each
Reporting                    9    Sole Dispositive Power            3,029,412
Person
With                         10   Shared Dispositive Power          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         Legal ownership 9,030,094 shares

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                            [ ]

         N/A

13       Percent of Class Represented by Amount in Row 11

         Approximately 18.3%

14       Type of Reporting Person*

         IN

Continuation of Schedule 13D                      Page 3 of 4 Pages


Item 1.  Security and Issuer

Common Stock of Publix Super Markets, Inc.
1936 George Jenkins Blvd., Lakeland, Florida 33801

Item 2.  Identity and Background

    (a)  Howard M. Jenkins

    (b)  1936 George Jenkins Blvd., Lakeland, Florida 33801

    (c) Vice President, Director, and Chairman of the Executive Committee of Publix Super Markets, Inc.

    (d)  No

    (e)  No

    (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

         The undersigned is the voting trustee under a voting trust agreement filed with Publix Super Markets, Inc. on July 28, 1987, a copy of which is attached as an exhibit to this Form 13-D. The voting trust agreement is between the undersigned and certain of the siblings of the undersigned. The voting trust agreement was signed in September, 1986 and May, 1987, but was delivered by the final signatory only in late July, 1987.

Item 4.  Purpose of the Transaction

         The purpose of the transaction was to unite the voting power of certain members of the Jenkins family in the hands of a family member who is active in management. No plans or proposals exist concerning the items enumerated in the instructions to Item 4.

Item 5.  Interest in Securities of the Issuer

    (a) 9,030,094 shares of common stock, approximately 18.3% of the outstanding common stock.

    (b) 9,030,094 shares sole power to vote; 3,029,412 shares sole power to dispose.

    (c)  None

    (d) The individual signatories to the voting trust agreement have the right to receive dividends relating to their shares that are subject to the voting trust agreement. The individual signatories to the voting trust agreement

Continuation of Schedule 13D                      Page 4 of 4 Pages


               may also sell their rights to the Shares subject to the voting trust. None of the individual signatories, except Howard M. Jenkins, has an interest in the common stock equal to or exceeding 5% of the outstanding common stock of Publix Super Markets, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         Voting Trust Agreement, as supplemented.



                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and accurate.


                                           Date:    August 6, 1987
                                                ------------------


                                           Signature: /s/ Howard M. Jenkins
                                                      ---------------------
                                                      Howard M. Jenkins